Exhibit (a)(6)

Dear Rightside Employees,

You have likely received either a paper or email copy of the tender offer documents from Merrill Lynch with respect to shares of Rightside stock that you may hold through them under our equity plan. We are getting some questions as to what this means and how to participate in the tender offer. If you wish to accept the Tender Offer from Donuts for each of these shares of your stock for $10.60, please call the Merrill Lynch customer service line (1-855-594-7191) or the number at the bottom of page 2 of the letter from Merrill Lynch (1-877-653-4732). You will need to have your account number available (which you can find by logging into your account on Merrill Lynch at https://www.benefits.ml.com/login). If you hold shares through another broker, dealer or nominee, you must contact that broker, dealer or other nominee to request them to tender the shares you hold through them.

Important Additional Information and Where to Find It

This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Rightside common stock. Donuts filed with the SEC a tender offer statement on Schedule TO, and Rightside has filed a Solicitation/Recommendation Statement on Schedule 14D-9, all with respect to the Offer (as defined in those documents). Holders of shares of Rightside common stock are urged to carefully read the relevant tender offer materials (including the Offer to Purchase, the related Letter of Transmittal and the other tender offer documents) and the Solicitation/Recommendation Statement because they contain important information that holders of shares of Rightside common stock should consider before making any decision regarding tendering their shares. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, are available to all holders of shares of Rightside common stock at no expense to them from the Information Agent at the address and telephone number set forth on the back cover of the Offer to Purchase (and below) filed with the Schedule TO.

A free copy of the tender offer materials and the Solicitation/Recommendation Statement are also available to all Rightside stockholders by contacting Rightside at IR@rightside.rocks or by phone at (212) 331-8424, or by visiting Rightside’s website (www.rightside.co). The tender offer materials and the Solicitation/Recommendation Statement are also available for free at the SEC’s website at www.sec.gov. Rightside’s stockholders are advised to read the tender offer materials and the Solicitation/Recommendation Statement, as each may be amended or supplemented from time to time, and any other relevant documents filed with the SEC when they become available before they make any decision with respect to the tender offer because they will contain important information about the proposed transaction and the parties to the transaction.